Mail Stop 7010

      September 22, 2005


Robert L. Lee
President and Chief Financial Officer
Empyrean Holdings, Inc.
2537 S.Gessner, Suite 114
Houston, Texas 77063

	Re:	 Form 10-KSB/A for the Fiscal Year Ended December 31,
2004
 Forms 10-QSB for the Fiscal Quarters ended March 31, 2005 and
 June 30, 2005
       File No. 0-30118

Dear Mr. Lee:

		We have reviewed your response dated August 19, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A#2 for the Year ended December 31, 2004

General
1. You state in your response to comment one of our July 15, 2005 letter that an attachment has been included. However, there is no attachment from the company. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Form 10-QSB for the period ended June 30, 2005

Item 3.  Controls and Procedures
2. You disclosed that your disclosure controls and procedures were effective, except that adjustments were required by our auditors in their review. Please amend your Form 10-QSB to disclose without qualification whether your disclosure controls and procedures are effective or not. In doing so, please ensure that you refile the entire Form 10-QSB and include updated certifications and a currently dated signatures page.


*    *    *    *



		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3769.


          						Sincerely,


								Rufus Decker
								Branch Chief
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Robert Lee
Empyrean Holdings, Inc.
September 22, 2005
Page 2 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE